Public Storage / Shurgard

Merger

March 7, 2006

THE MOST RECOGNIZED BRANDS IN SELF-STORAGE

Filed by Public Storage, Inc.

Pursuant to Rule 165

and Rule 425(a)

under the

United States Securities

Act of 1933, as amended

Subject Company:

Shurgard Storage Centers, Inc.

Commission File No. 001-11455

Date: March 7, 2006

Disclosures

Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
All statements other than statements of historical facts included in this presentation are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Public Storage, Shurgard and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize or delays in realizing the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and
Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information

This presentation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Public Storage and Shurgard expect to file a joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus because it will contain important information about Public Storage and Shurgard and the proposed merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Public Storage and Shurgard with the SEC at the SEC’s website at
www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite
400, Seattle, WA 98109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public
Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage securities, is set forth in the proxy statement for Public Storage 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2005. Information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Shurgard, which was filed with the SEC on April 7, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Terms of Merger

Combine Public Storage, Inc. (NYSE:PSA) and Shurgard Storage
Centers, Inc. (NYSE:SHU)

Each share of Shurgard’s common stock will be exchanged for .82 shares of Public Storage’s common stock

No caps or collars on share exchange

One Shurgard independent director to join Public Storage Board of Directors

Ownership of new company : PSA 77%, SHU 23%

Substantial premium

39% premium to SHU stock price on 7/29/05, the last day prior to PSA’s original proposal

26.4x SHU 2006E FFO multiple1

Structured as a taxable transaction

Step up in basis enhances free cash flow retention and benefits all shareholders

(1)

Based on SHU First Call FFO estimate of $2.47 per share for 2006 and exchange price of PSA common stock of $65.16 as of March 6, 2006.

Strategic Rationale

Operating Synergies

General & Administrative Costs

PSA: 2.0% of revenues vs. SHU 7.5% of revenues

Eliminate redundancies in combined company’s back office and executive infrastructure

SOX compliance costs may be substantially reduced

Operating Costs

Opportunity to potentially increase operating margins; Domestic Same Store NOI margin: PSA 67% vs. SHU 59.5%

Significant number of same markets (35) includes: Chicago, Dallas, Los Angeles, Minneapolis, San Francisco, and Seattle

Sound financial systems which are scalable

Economies of scale in media, call centers and supervisory personnel costs

Potential to reduce duplicate expenses for Yellow Pages and management information systems

Revenues

Opportunity to generate higher revenues; Occupancy: PSA 91% vs. SHU 86%

Participation in national media and promotional programs

Ancillary businesses, e.g. tenant reinsurance, can be expanded

Expanded Growth Opportunities

Largest self-storage  owner/operator in world - Significant platforms in U.S. and Europe suitable for continued expansion

Over 2,100 facilities in 38 states and seven European countries with 131 million net rentable square feet

Financial strength to continue platform expansion

Flexible financial profile with access to capital for continued growth

Enhanced career opportunities for best people

   (1) Consolidated G&A/revenues – Based on 2005 PSA’s total revenues $1,061mm and G&A of $21.1mm.  SHU based on nine-months year-to-date 2005 annualized - total revenues $481.6mm and G&A of $36mm.  SHU’s revenues adjusted to compare on parity with PSA by including interest and other income.

      (2)  U.S. same store NOI (before depreciation) / total revenues – Based on 2005 PSA NOI of $543mm and total revenues $811mm.  SHU based on nine-

       months year-to-date 2005 annualized - NOI of $194.5 mm and total revenues of $327.1mm

      (3)  U.S. same store – 2005 for PSA and 9-months year-to-date 2005 for SHU

1

Financial Data
($millions)

Geographically diversified combined operations with significant growth opportunities

(1)  PSA based on 2005 actual and SHU based on nine-months year-to-date 2005 annualized  (NOI after indirect and leasehold expenses)

(2)   PSA at December 31, 2005 and SHU at September 30, 2005

Combined

Combined

Company

PSA

1

SHU

1

Company

Percent

Revenues

  U.S.

$1,061

$357

$1,418

92%

  Europe

-

125

125

8%

   Total

$1,061

$482

$1,543

100%

NOI (before depreciation)

  U.S.

$665

$203

$868

96%

  Europe

-

39

39

4%

   Total

$665

$242

$907

100%

Operations Footprint

2

1,501 facilites

624 facilities

2,125 facilities

37 states

21 states

38 states

-

7 European

7 European

-

countries

countries

92 mm SF

39 mm SF (8 mm

131 mm SF (8 mm

SF in Europe)

SF in Europe)

Financial Data
($million, except share price)

Combined company will enjoy a strong and flexible financial profile

(1)    PSA based on 12/31/05 balance sheet, SHU on 9/30/05 balance sheet

        SHU FFO dividend payout based on 2005 First Call FFO estimate of $1.76 per share and $2.24 per share annual common dividend

(2)    SHU 9 months 2005 year-to-date annualized.

(3)    Combined earnings at .82 exchange ratio based on PSA actual 2005 FFO of $3.61 per share and SHU First Call 2005 FFO estimate and PSA’s $2.00 annual dividend

(4)

First Call 2006 FFO estimates for PSA ($3.90 per share) and SHU ($2.47 per share) and March 6, 2006, PSA and SHU closing prices

(5)

Combined company uses PSA’s stock price and new shares outstanding to calculate combined equity market capitalization

Combined

PSA

1

SHU

1

Company

Share Price (as of 3/6/06)

5

$79.46

$63.60

$79.46

Common Shares (in millions)

129

47

169

Equity Market Capitalization

$10,250

$2,989

$13,429

Debt

150

1,830

1,980

Preferred Stock

2,498

136

2,634

Minority Interest

254

108

362

Total Capitalization

$13,152

$5,063

$18,405

2005 Total Revenues

$1,061

$482

2

$1,543

Liquidity and Financial Capacity

  Debt + Pref. / Total Capitalization

20%

39%

25%

  2005 FFO Dividend Payout Ratio

55%

127%

1

61%

3

Credit Rating

Baa1 / A-

Baa3 / BBB-

2006E FFO Multiple

20.4x

25.7x

CA

313  52

NV

22   0

OR

24   14

WA

42
 51

UT

7   0

AZ

15   22

ID

NM

CO

50   8

WY

HI  6  0

MT

TX

169  65

KS

22   0

OK

8   0

NE

1  0

SD

ND

MO

38   0

IA

IL

99  23

IN

18

13

KY

7   0

AR

LA

10   0

ME

VT

WV

VA

41   36

TN

23   10

MS

0   1

AL

22   0

GA

71   18

FL

155

31

SC

25   15

CT   14  0

DE  4  0

MA 19  0

MD:  44 11

NH   2  0

NJ:  48   7

RI   2  0

NC

25   41

MN

25  19

WI

16   0

MI

15   28

PA

21   7

OH

30   0

NY

48   11

Combined U.S. Portfolio

Operations overlap

Operations do not overlap

1,984 Domestic Facilities1

Property

Count

Public

Storage

1,501

Shurgard

483

(1) Public Storage properties as of 12/31/05

     Shurgard properties as of 9/30/05

Denmark

United
Kingdom

18

France

35

Germany

11

Sweden

22

Belgium

18

Netherlands

29

European Portfolio (at September 30, 2005)

Total Locations: 141

Total Rentable Square Feet: 7,500,000

Merger Summary

Each share of Shurgard’s common stock will be exchanged for .82 shares of Public Storage common stock

Combination of the two best brands in the self-storage industry

Combination provides meaningful operating synergies

Combination provides expanded growth opportunities

Transaction targeted to close by end of second quarter of 2006